SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AER Energy Resources, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

000944108
(Cusip Number)

J. Taylor Crandall
201 Main Street
Fort Worth, Texas  76102
(817) 390-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 9,960,226 shares, which constitutes approximately 31.0% of the 32,140,081 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 24,850,263 shares outstanding.


1.     Name of Reporting Person:

         Keystone, Inc.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: WC

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                      7.     Sole Voting Power: 1,000,000 (1)
Number of
Units
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 1,000,000 (1)
Person
With
                     10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,000,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

           /   /

13.     Percent of Class Represented by Amount in Row (11): 4.0%

14.     Type of Reporting Person: CO
------------
(1)     Power is exercised through its President and sole director, Robert M. Bass.


1.     Name of Reporting Person:

         Robert M. Bass

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

        /   /

6.     Citizenship or Place of Organization: USA

                      7.     Sole Voting Power: 1,000,000 (1)
Number of
Units
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 1,000,000 (1)
Person
With
                     10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,000,000 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.     Percent of Class Represented by Amount in Row (11): 4.0%

14.     Type of Reporting Person: IN
------------
(1)     Solely in his capacity as President and sole director of Keystone, Inc.


1.     Name of Reporting Person:

         FW AER Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00 - Contributions from Partners

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                      7.     Sole Voting Power: 1,584,158 (1)
Number of
Units
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 1,584,158 (1)
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,419,158 (2)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

           /   /

13.     Percent of Class Represented by Amount in Row (11): 9.4% (3)

14.     Type of Reporting Person: PN
------------
(1)     Power is exercised by its sole general partner, Group 31, Inc.
(2)     Includes 835,000 shares of Common Stock that may be acquired upon the exercise of warrants.
(3)     Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 25,685,263 shares of the Stock outstanding.


1.     Name of Reporting Person:

         Group 31, Inc.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Texas

                      7.     Sole Voting Power: 1,584,158 (1)(2)
Number of
Units
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 1,584,158 (1)(2)
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          2,419,158 (2)(3)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 9.4% (4)

14.     Type of Reporting Person: CO
------------
(1)     Power is exercised by its President, J. Taylor Crandall.
(2)     Solely in its capacity as the sole general partner of FW AER Partners, L.P.
(3)     Includes 835,000 shares of Common Stock that may be acquired upon the exercise of warrants.
(4)     Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 25,685,263 shares of the Stock outstanding.


1.     Name of Reporting Person:

         J. Taylor Crandall

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: USA

                      7.     Sole Voting Power: 1,584,158 (1)
Number of
Units
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: 1,584,158 (1)
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          8,873,976 (2)(3)(4)(5)(6)(7)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

           /   /

13.     Percent of Class Represented by Amount in Row (11): 27.6% (8)

14.     Type of Reporting Person: IN
------------
(1)     Solely in his capacity as the President of Group 31, Inc., general partner of FW AER Partners, L.P.
(2)     Solely in his capacity as the President of Group 31, Inc., general partner of FW AER Partners, L.P., with respect to 2,419,158 shares of the Stock.
(3)     Includes 835,000 shares of Common Stock that may be acquired upon the exercise of warrants held by FW AER Partners, L.P.
(4)     Solely in his capacity as the President of Group III 31, L.L.C., general partner of FW AER II, L.P., with respect to 6,454,818 shares of the Stock.
(5)     Includes 1,565,920 shares of Common Stock that may be acquired upon the exercise of warrants held by FW AER II, L.P.
(6)     Includes 2,376,616 shares of Common Stock that may be acquired upon the conversion of 202,250 shares of the Issuer's Series A Convertible Preferred Stock.
(7)     Includes 2,512,282 shares of Common Stock that may be acquired upon the conversion of 102,250 shares of the Issuer's Series C Convertible Preferred Stock.
(8)     Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 32,140,081 shares of the Stock outstanding.


1.     Name of Reporting Person:

         FW AER II, L.P.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: 00 - Contributions from Partners

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: Delaware

                      7.     Sole Voting Power: -0-
Number of
Units
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,454,818 (1)(2)(3)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

          /   /

13.     Percent of Class Represented by Amount in Row (11): 20.6% (4)

14.     Type of Reporting Person: PN
------------
(1)     Includes 1,565,920 shares of Common Stock that may be acquired upon the exercise of warrants.
(2)     Includes 2,376,616 shares of Common Stock that may be acquired upon the conversion of 202,250 shares of the Issuer's Series A Convertible Preferred Stock.
(3)     Includes 2,512,282 shares of Common Stock that may be acquired upon the conversion of 102,250 shares of the Issuer's Series C Convertible Preferred Stock.
(4)     Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 31,305,081 shares of the Stock outstanding.

1.     Name of Reporting Person:

        Group III 31, L.L.C.

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Delaware

                      7.     Sole Voting Power: -0-
Number of
Units
Beneficially     8.     Shared Voting Power: -0-
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                    10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,454,818 (1)(2)(3)(4)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

           /   /

13.     Percent of Class Represented by Amount in Row (11): 20.6% (5)

14.     Type of Reporting Person: OO-Other
------------
(1)     Solely in its capacity as the sole general partner of FW AER II, L.P.
(2)     Includes 1,565,920 shares of Common Stock that may be acquired upon the exercise of warrants.
(3)     Includes 2,376,616 shares of Common Stock that may be acquired upon the conversion of 202,250 shares of the Issuer's Series A Convertible Preferred Stock.
(4)     Includes 2,512,282 shares of Common Stock that may be acquired upon the conversion of 102,250 shares of the Issuer's Series C Convertible Preferred Stock.
(5)     Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 31,305,081 shares of the Stock outstanding.


1.     Name of Reporting Person:

         David G. Brown

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: USA

                      7.     Sole Voting Power: -0-
Number of
Units
Beneficially     8.     Shared Voting Power: 86,250 (1)
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                    10.     Shared Dispositive Power: 86,250 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           86,250 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

           /   /

13.     Percent of Class Represented by Amount in Row (11): 0.3%

14.     Type of Reporting Person: IN
------------
(1)     Owned in joint tenancy with his wife, Maureen Brown, who shares voting and dispositive power over such shares.


1.     Name of Reporting Person:

         Maureen Brown

2.     Check the Appropriate Box if a Member of a Group:

          (a) /   /

          (b) / X /

3.     SEC Use Only

4.     Source of Funds: PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: USA

                      7.     Sole Voting Power: -0-
Number of
Units
Beneficially     8.     Shared Voting Power: 86,250 (1)
Owned By
Each
Reporting        9.     Sole Dispositive Power: -0-
Person
With
                    10.     Shared Dispositive Power: 86,250 (1)

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           86,250 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

           /   /

13.     Percent of Class Represented by Amount in Row (11): 0.3%

14.     Type of Reporting Person: IN
------------
(1)     Owned in joint tenancy with her husband, David G. Brown, who shares voting and dispositive power over such shares.


     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated May 30, 1996, as amended by Amendment No. 1 dated April 11, 2000, as amended by Amendment No. 2 dated October 13, 2000 (the "Schedule 13D"), relating to the Common Stock (the "Stock"), of AER Energy Resources, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.     Security and Issuer.

No material change.

Item 2.     Identity and Background.

No material change.

Item 3.     Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:
REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Keystone	Working Capital(1)	$2,361,924.65
R. Bass	Not Applicable	Not Applicable
FW Partners	Other - Contributions	$10,000,000.00 (2)
from Partners
Group	Not Applicable	Not Applicable
J. Crandall	Not Applicable	Not Applicable
FW II	Other - Contributions	$3,000,000.00 (3)
from Partners
D. Brown/
M. Brown	Personal Funds (4)	$146,950.00

(1)  As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general.  None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.
(2)  This figure represents the total amount expended in purchasing the Stock and the Warrant.
(3)  This figure represents the total amount expended by FW II in purchasing the convertible promissory note and the warrant described in Amendment No. 1 to the Schedule 13D and in purchasing the warrant and Series A convertible preferred stock described in Amendment No. 2 to the Schedule 13D and in purchasing the warrant and Series C convertible preferred stock described in Item 6 herein.
(4)  As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock .

Item 4.  Purpose of Transaction.

     No material change.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

(a)

Keystone

The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act, is  1,000,000, which constitutes approximately  4.0% of the outstanding shares of the Stock.

R. Bass

Because of his position as the President and sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,000,000 shares of the Stock, which constitutes approximately 4.0% of the outstanding shares of the Stock.

FW Partners

The aggregate number of shares of the Stock that FW Partners owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,419,158, which constitutes approximately  9.4% of the 25,685,263 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Group

Because of its position as the sole general partner of FW Partners, Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,419,158 shares of the Stock, which constitutes approximately  9.4% of the 25,685,263 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

J. Crandall

Because of his position as the President of Group, which is the sole general partner of FW Partners, and because of his position as President of Group III, which is the sole general partner of FW II, J. Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,873,976 shares of the Stock, which constitutes approximately 27.6% of the 32,140,081 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

FW II

The aggregate number of shares of the Stock that FW II owns beneficially, pursuant to Rule 13d-3 of the Act, is 6,454,818, which constitutes approximately  20.6% of the 31,305,081 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Group III

Because of its position as the sole general partner of FW II, Group III may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 6,454,818 shares of the Stock, which constitutes approximately  20.6% of the 31,305,081 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

D. Brown

The aggregate number of shares of the Stock that D. Brown owns beneficially as a joint tenant with M. Brown, pursuant to Rule 13d-3 of the Act, is 86,250, which constitutes approximately 0.3% of the outstanding shares of the Stock.

M. Brown

The aggregate number of shares of the Stock that M. Brown owns beneficially as a joint tenant with D. Brown, pursuant to Rule 13d-3 of the Act, is 86,250, which constitutes approximately 0.3% of the outstanding shares of the Stock.

(b)

Keystone

Acting through its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,000,000 shares of the Stock.

R. Bass

As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,000,000 shares of the Stock.

FW Partners

Acting through its sole general partner, FW Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,584,158 shares of the Stock.

Group

Acting through its President, and in its capacity as the sole general partner of FW Partners, Group has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,584,158 shares of the Stock.

J. Crandall

In his capacity as the President of Group, which is the sole general partner of FW Partners, J. Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,584,158 shares of the Stock.

FW II

FW II has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

Group III

In its capacity as the sole general partner of FW II, Group III has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

D. Brown

As joint tenant with M. Brown, D. Brown has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 86,250 shares of the Stock.

M. Brown

As joint tenant with D. Brown, M. Brown has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 86,250 shares of the Stock.

(c)  On June 12, 2001, FW II purchased from the Issuer (i) 102,250 shares of Series C Convertible Preferred Stock (the "Series C Preferred Stock") which may, subject to adjustment, be converted into 2,512,282 shares of the Stock and (ii) a warrant to purchase 982,891 shares of the Stock (the "FW AER II Second Warrant"). The aggregate purchase price of the Series C Preferred Stock and the FW AER II Second Warrant was $1,000,000.

Other than as set forth above, none of the Reporting Persons have purchased or sold any shares of the Stock in the previous 60 days.

(d)  Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

(e)  Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended by adding at the end thereof the following:

     As described under Item 5(c) above, FW II entered into a Securities Purchase Agreement with the Issuer dated as of June 12, 2001 (the "June 2001 Securities Purchase Agreement") under which FW II acquired from the Issuer the Series C Preferred Stock and the FW AER II Second Warrant. The description of the Series C Preferred Stock, the FW AER II Second Warrant and the June 2001 Securities Purchase Agreement that follows is not, and does not purport to be, complete and is qualified in its entirety by reference to the June 2001 Securities Purchase Agreement and the FW AER II Second Warrant dated June 12, 2001, as applicable, the forms of which are attached hereto as Exhibits 99.10 and 99.11, respectively, and by reference to the Articles of Amendment to the Issuer's Articles of Incorporation containing a statement of the rights and preferences of the Series C Preferred Stock (the "June 2001 Articles of Amendment"), a copy of which is attached hereto as Exhibit 99.12   All of the foregoing Exhibits are hereby fully incorporated into this Item 6 by this reference.

     Series C Preferred Stock

     The Series C Preferred Stock, which has a stated value of $10.00 per share, is convertible into shares of the Issuer's common stock at a conversion price of $0.407 per share, subject to adjustment as set forth in the June 2001 Articles of Amendment. The Series C Preferred Stock is entitled to receive cumulative dividends at the rate of 6.75% per annum.  The Series C Preferred Stock has no voting rights except as expressly provided in the June 2001 Articles of Amendment or as provided by applicable law.

     FW AER II Second Warrant

     The FW AER II Second Warrant is exercisable at any time, in whole or in part, prior to June 30, 2006, into 982,891 shares of the Stock at a price of $0.4248 per share, subject to adjustment as described in Section 3 therein.

     Registration Rights

     Pursuant to Section 4 of the June 2001 Securities Purchase Agreement, FW II and certain associated persons and entities as set forth therein acquired demand and piggyback registration rights with respect to shares of the Issuer's common stock underlying the Series C Preferred Stock and the FW AER II Second Warrant.  Such registration rights will be in effect for a period of eight (8) years from the date of the securities purchase agreement (June 12, 2001).

Except as set forth herein or in the Exhibits filed herewith and previously, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by the Reporting Persons.

Item 7.     Material to be Filed as Exhibits.

     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith.

Exhibit 99.2 -- AER Energy Resources, Inc. Securities Purchase Agreement dated as of May 13, 1996 between the Issuer and FW Partners, L.P. previously filed.

Exhibit 99.3 -- Warrant to purchase 835,000 shares of Common Stock dated as of May 20, 1996 and issued in the name of FW AER Partners, L.P., previously filed.

Exhibit 99.4 -- Convertible Promissory Note in the amount of $1,000,000, dated April 3, 2000 between the Issuer and FW AER II, L.P., previously filed.

Exhibit 99.5 -- Warrant to purchase 112,994 shares of Common Stock dated as of April 3, 2000 between the Issuer and FW AER II, L.P., previously filed.

Exhibit 99.6 -- Letter Agreement Amending Stock Purchase Agreement between the Issuer and FW Partners, L.P. previously filed.

Exhibit 99.7 -- Securities Purchase Agreement dated as of September 27, 2000, between the Issuer and FW AER II, L.P., previously filed.

Exhibit 99.8 -- Warrant to purchase 470,035 shares of Common Stock dated as of September 27, 2000, between the Issuer and FW AER II, L.P., previously filed.

Exhibit 99.9 --Articles of Amendment to the Issuer's Articles of Incorporation dated September 27, 2000, previously filed.

Exhibit 99.10 -- Securities Purchase Agreement dated as of June 12, 2001, between the Issuer and FW AER II, L.P., filed herewith.

Exhibit 99.11 -- Warrant to purchase 982,891 shares of Common Stock dated as of June 12, 2001, between the Issuer and FW AER II, L.P., filed herewith.

Exhibit 99.12 --Articles of Amendment to the Issuer's Articles of Incorporation dated June 12, 2001, filed herewith.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 18, 2001

KEYSTONE, INC.

By: /s/ W. R. Cotham
W. R. Cotham,
Vice President

/s/ W. R. Cotham
W. R. COTHAM
Attorney-in-Fact for:

ROBERT M. BASS (1)

FW AER PARTNERS, L.P.

By: Group 31, Inc., General Partner

By: /s/ J. Taylor Crandall
    J. Taylor Crandall,
    President

GROUP 31, INC.

By: /s/ J. Taylor Crandall
    J. Taylor Crandall,
   President

/s/ J. Taylor Crandall
J. TAYLOR CRANDALL

FW AER II, L.P.

By: Group III 31, L.L.C., General Partner

By: /s/ J. Taylor Crandall
    J. Taylor Crandall,
    President

GROUP III 31, L.L.C.

By: /s/ J. Taylor Crandall
    J. Taylor Crandall,
President

/s/ David G. Brown
DAVID G. BROWN

/s/ Maureen Brown
MAUREEN BROWN

(1)     A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.